Exhibit 99.2

Pinaki & Associates LLC
Certified Public Accountants
625 Barksdale Rd., Ste# 113
Newark, DE 19711
Phone: 408-896-4405 | pmohapatra@pinakiassociates.com

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Genoil Inc
One Rockefeller Center, 11th Floor
New York, NY 10020

We have audited the accompanying financial statements of Genoil Inc. which comprise the balance sheet as at December 31, 2015, and the income statement, statement of changes in equity and cash flow statement for the year then ended and related notes.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS). This responsibility includes maintaining internal control relevant to the preparation of financial statements that are free of material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies that are consistent with IFRS; and making accounting estimates that are reasonable in the circumstances.

 Our responsibility is to express opinion on these financial statements based on our audit. We conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable, but not absolute assurance about whether the financial statements are free from material misstatement, whether caused by fraud or error.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in financial statements. The audit procedures selected depend upon the auditor's assessment of risks of misstatement in the financial statements. An audit includes considering internal control relevant to the entity's preparation of financial statements as basis of designing procedures that are appropriate, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall financial statement presentation and disclosures.

We believe that our audit provides a reasonable basis for our opinion on the financial statements.

 In our opinion, the financial give a true and fair view of financial position of the company as of December 31, 2015, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations in current years that raises a substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

s/d
Pinaki & Associates, LLC
Newark, DE
April 11, 2016

GENOIL, INC.
Consolidated Balance Sheets

ASSETS

	December 31,	December 31,
	2015	2014

CURRENT ASSETS

Cash and cash equivalents	$-	$-
Prepaid expenses and deposits	-	679
Due from related-parties	430,302	262,495

Total Current Assets	430,302	263,174

PROPERTY AND EQUIPMENT, net	111,796	77,564

OTHER ASSETS
Intangible assets	45,389	51,064

TOTAL ASSETS	$587,487	$391,802

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES

Trade and other payables	$89,795	$1,619,228
Accrued interest payable	593,160	441,319
Convertible notes, current portion	2,186,012	2,167,144
Due to investors	-	91,176
Due to related parties	126,025	83,235
Promissory notes	104,803	104,803

Total Current Liabilities	3,099,795	4,506,905

NON-CURRENT LIABILITIES

Derivative liabilitty	592,238	629,610

Total Non-Current Liabilities	592,238	629,610

TOTAL LIABILITIES	3,692,033	5,136,515

STOCKHOLDERS' DEFICIT

Share capital	60,256,681	59,540,472
Contributed surplus	23,273,432	23,273,432
Accumulated other comprehensive income	53,591	(30,150)
Accumulated deficit	(86,688,250)	(87,528,467)

Total Stockholders' Deficit	(3,104,546)	(4,744,713)

TOTAL LIABILITIES AND STOCKHOLDERS'
DEFICIT	$587,487	$391,802

The accompanying notes are an integral part of these consolidated statements.

GENOIL, INC.
Consolidated Statements of Operations

	For the Nine Years Ended
	December 31,
	2015	2014

REVENUES	$-	$-
COST OF SALES	-	-

GROSS PROFIT	-	-

OPERATING EXPENSES

General and administrative	289,947	147,255
Accounting and professional	176,351	106,440
Depreciation and amortization	11,608	19,036

Total Operating Expenses	477,906	272,731

LOSS FROM OPERATIONS	(477,906)	(272,731)

OTHER EXPENSES

Finance expense	(188,614)	(197,372)
Gain on expiration of debts	1,469,365	-
Gain (loss) on derivative liability	37,372	(88,413)

Total Other Expenses	1,318,123	(285,785)

INCOME (LOSS) BEFORE INCOME TAXES	840,217	(558,516)
PROVISION FOR INCOME TAXES	-	-

NET INCOME (LOSS)	$840,217	$(558,516)

Foreign Currency Translation	83,741	(15,755)

COMPREHENSIVE INCOME (LOSS)	$923,958	$(574,271)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	$405,351,502	$393,280,168

BASIC AND DILUTED INCOME (LOSS)
PER SHARE	0.00227939947	-0.00146020839

The accompanying notes are an integral part of these consolidated statements.

GENOIL, INC.
Consolidated Statements of Stockholders' Deficit

				Accumulated
				Other		Total
	Common	Share	Contributed	Comprehensive	Accumulated	Stockholders'
	Shares	Capital	Surplus	Income	Deficit	(Deficit)

Balance, January 1, 2012	318,264,541	$56,966,166	$18,927,972	$20,948	$(75,813,747)	$101,339

Issuance of common shares	32,192,178	1,310,625	2,060,446	-	-	3,371,071

Share-based payments	-	-	55,550	-	-	55,550

Other comprehensive income	-	-	-	11,491	-	11,491

Net loss for the year ended
December 31, 2012	-	-	-	-	(5,432,081)	(5,432,081)

Balance, December 31, 2012	350,456,719	58,276,791	21,043,968	32,439	(81,245,828)	(1,892,630)

Issuance of common shares	30,752,115	903,031	(386,758)	-	-	516,273

Share-based payments	-	-	366,886	-	-	366,886

Other comprehensive income	-	-	-	(46,834)	-	(46,834)

Loss on change in conversion price
of debentures	-	-	2,526,742	-	-	2,526,742

Net loss for the year ended
December 31, 2013	-	-	-		(5,724,123)	(5,724,123)

Balance, December 31, 2013	381,208,834	59,179,822	23,550,838	(14,395)	(86,969,951)	(4,253,686)

Issuance of common shares	24,142,668	360,650	(277,406)	-	-	83,244

Other comprehensive income	-	-	-	(15,755)	-	(15,755)

Net loss for the year ended
December 31, 2014	-	-	-	-	(558,516)	(558,516)

Balance, December 31, 2014	405,351,502	59,540,472	23,273,432	(30,150)	(87,528,467)	(4,744,713)

Other comprehensive income	-	-	-	83,741	-	83,741

Issuance of common shares	14,324,170	716,209	-	-	-	716,209

Net income for the year ended
December 31, 2015	-	-	-	-	840,217	840,217

Balance, December 31, 2015	419,675,672	$60,256,681	$23,273,432	$53,591	$(86,688,250)	$(3,104,546)

The accompanying notes are an integral part of these financial statements.

GENOIL, INC.
Consolidated Statements of Cash Flows

	For the Years Ended
	December 31,
	2015	2014
OPERATING ACTIVITIES
Net income (loss)	$840,217		$(558,516)
Adjustments to reconcile loss
to cash flows from operating activities:
Depreciation and amortization	11,608		19,036
Gain on expiration of debt	(1,469,365)		-
Derivative liability adjustment	(37,372)		88,413
Accretion expense	18,868		18,867
Other finance expense	12,033		178,505
Changes in operating assets and liabilities
Prepaid expenses and deposits	679		108,514
Accrued interest payable	151,841		149,096
Trade and other payables	(10,179)		(32,055)

Net Cash Used in Operating Activities	(481,670)		(28,140)

INVESTING ACTIVITIES
Purchase of fixed assets	(45,931)		-

Net Cash Used in Investing Activities	(45,931)		-

FINANCING ACTIVITIES
Net change in related-party receivables	(167,807)		-
Net change in related-party payables	(1,333)		-
Change in due to investors	613,000		-
Change in bank indebtedness	-		(1,755)
Common stock issued for cash	-		45,650

Net Cash Provided by Financing Activities	443,860		43,895

NET INCREASE (DECREASE) IN CASH	(83,741)		15,755
CASH AT BEGINNING OF YEAR	-		-
FOREIGN EXCHANGE TRANSLATION	83,741		(15,755)

CASH AT END OF YEAR	$-		$-

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION

CASH PAID FOR:
Income taxes	$-		$-
Interest	-		-

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Related-party receivable for accounts payable	$49,890	$
Common stock issued for investor notes	716,209		-

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)

REPORTING ENTITY AND GOING CONCERN

Genoil Inc. ("Genoil") was incorporated under the Canada Business Corporations Act in September 1996. The consolidated financial statements of Genoil Inc. as at and for the years ended December 31, 2015 and 2014 comprise Genoil Inc. and its subsidiaries, Genoil USA Inc., Genoil Emirates LLC ("Emirates LLC") and Two Hills Environmental Inc. ("Two Hills") (collectively the "Company"). The Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies. The Company's business activities are primarily directed to the development and commercialization of its upgrader technology, which is designed to economically convert heavy crude oil into light synthetic crude. The Company is listed on the TSX Venture Exchange under the symbol GNO as well as the Nasdaq OTC Bulletin Board using the symbol GNOLF.OB. The Company's registered address is care of Bennett Jones LLP, Suite 4500, 855 - 2nd Street SW, Calgary, Alberta.

These consolidated financial statements have been presented on a going concern basis. Although the Company reported net income of $840,217 for the year ended December 31, 2015, the Company has reported significant net losses in recent years (2014 - $558,516) and used funds for operating activities totaling $481,670 (2014 - $28,140) for the year ended December 31, 2015. The Company had a net working capital deficiency of $2,669,493 (2014 – $4,243,731) and a cumulative deficit of $68,688,250 (2014 - $87,528,467) as at December 31, 2014. These factors indicate material uncertainties that cast significant doubt about to the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on commercializing its technologies, achieving profitable operations and obtaining the necessary financing in order to develop these technologies further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During 2014, the Company received net cash proceeds of $443,860 (2014 - $43,895) pursuant to financing activities.

Management, utilizing close personal relationships, has been successful in raising capital through periodic private placements of the Company's common shares. Although these shares are subject to a "hold" period on both the United States and Canadian stock markets, the investors' confidence in the undertakings of management, with respect to future positive market performance of the Company's common stock, permits this avenue of financing to exist. External sources of debt financing are not available to the Company due to its precarious financial position.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)

1.	REPORTING ENTITY AND GOING CONCERN (CONTINUED)

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue its operations. Such adjustments could be material.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the Interpretations of the IFRS Interpretations Committee ("IFRIC") and in effect at the closing date of December 31, 2014. These consolidated financial statements were authorized for issue by the Board of Directors on March ___, 2016.

(b)	Basis of presentation

The accounting policies set out in Note 3 have been applied consistently to all periods presented in these consolidated financial statements.

(c)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the derivative liability which are measured at fair value with changes in fair value recorded in profit or loss. The methods used to measure fair values are disclosed in Note 4.

(d)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars ("CAD"), which is Genoil's functional currency and presentation currency. The functional currencies of the Company's subsidiaries are as follows:

Genoil USA Inc.	USD
Genoil Emirates LLC	USD
Two Hills Environmental Inc.	CAD
The financial statements of subsidiaries that have a functional currency different from that of Genoil ("foreign operations") are translated into Canadian dollars as follows:
▪	Assets and liabilities – at the closing rate at the date of the statement of financial position;
▪	Income and expenses – at the average rate of the period which is considered a reasonable approximation to actual rates; and,
▪	Foreign currency translation differences are recognized in other comprehensive income.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)

2.	BASIS OF PREPARATION (CONTINUED)

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency transaction gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

(e)	Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. By their nature, judgments, estimates and assumptions are subject to measurement uncertainty and changes in such judgments, estimates and assumptions in future periods could result in a material change in future financial statements. Actual results may differ from these estimates.

Judgment is used in situations where there is a choice or assessment required by management. Estimates and underlying assumptions are required on an ongoing basis and revisions are recognized in the year in which such estimates are revised.

In the process of applying the Company's accounting policies, management has made the following judgments and estimates, which may have the most significant effect on the amounts recognized in the consolidated financial statements.

(i)	Going concern

These consolidated financial statements have been prepared in accordance with IFRS on a going concern basis, which assumes the realization of assets and discharge of liabilities in the normal course of business within the foreseeable future. As discussed in Note 1, a number of conditions exist that indicate the existence of material uncertainties, which cast significant doubt about the Company's ability to continue as a going concern, and, therefore, that the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to operate on a going concern basis is also dependent upon achieving profitable operations, commercializing its technologies, and obtaining the necessary financing in order to develop these technologies further. These consolidated financial statements do not include any adjustments in the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of cash flow classifications used, that might result from the outcome of this uncertainty, and such adjustments may be material.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)

2. BASIS OF PREPARATION (CONTINUED)

(ii)	Depreciation

Depreciation expense is an estimate designed to apportion the value of depreciable assets over their estimated useful lives. The Company estimates the useful life of its property and equipment and intangible assets based on past experience, industry practices and the market for these assets. Differences between the actual useful lives of these assets and estimates can materially affect future results and depreciation expense.

(iii)	Determination of Cash Generating Units ("CGUs")

Management makes judgments in determining its CGUs based on their ability to generate independent cash flows and are used for impairment testing. The Company's CGU's are geographically separate and use different technology and personnel. The determination of the Company's CGUs is subject to management's judgment.

(iv)	Impairment indicators and calculation of impairment

At the end of each reporting period, the Company assesses whether there is an indication that the carrying values of property and equipment and intangible assets are not recoverable or impaired. Such circumstances include incidents of physical damage and changes in the regulatory and/or operating environment. When management judges that circumstances possibly indicate impairment, property and equipment and intangible assets are tested for impairment by comparing the carrying values to their recoverable amounts.

The recoverable amounts of CGUs are the higher of fair value less costs to sell ("FVLCS") and value in use ("VIU"). FVLCS is the amount obtainable from the sale of an asset or CGU in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal.

The determination of VIU requires the estimation and discounting of cash flows which involves key assumptions that consider all information available on the respective testing date. Management exercises judgment, considering past performance as well as expected developments in the respective markets and in the overall macro-economic environment and economic trends to model and discount future cash flows.

(v)	Stock options and warrants

The Company uses the Black-Scholes pricing model to estimate the fair value of stock options, warrants, and the related derivative liability which is based on significant assumptions such as volatility, dividend yield and expected term.

(vi)	Deferred taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. As such income taxes are subject to measurement uncertainty.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)

2. BASIS OF PREPARATION (CONTINUED)

The Company recognizes deferred tax assets to the extent that it is probable that taxable profit will be available to allow the benefit of that deferred tax asset to be utilized. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the reporting date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

(vii)	Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

(viii)	Allowance for doubtful accounts

The Company recognized that some trade and other receivables amounts could not be collected and set up an allowance for these amounts.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of Consolidation:

The consolidated financial statements incorporate the financial statements of Genoil and entities controlled by it. Control is achieved where Genoil has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Genoil has the following subsidiaries:
▪	Genoil USA Inc., incorporated in Delaware, United States, which is a wholly-owned subsidiary of the Genoil.
▪	Genoil Emirates LLC, incorporated in the United Arab Emirates, which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates. Emirates LLC is jointly-owned by S.B.K. Commercial Business Group LLC and Genoil. As at December 31, 2015, Emirates LLC had not yet commenced operations and holds no assets.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
▪	Two Hills Environmental Inc., incorporated in Canada and registered in Alberta, which is a wholly-owned subsidiary of Genoil. Two Hills was formed to enter into the oilfield waste disposal industry by capitalizing upon its current undeveloped asset base. The asset base comprises a site under which three salt caverns have been formed in the Lotsberg Formation beneath the earth's surface. Such caverns are used in the oilfield disposal industry as a destination for oilfield wastes.

The financial results of Genoil's subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by Genoil.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

(b)	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation's functional currency are recognized in the consolidated statement of loss and comprehensive loss.

(c)	Financial instruments

All financial instruments are initially recognized at fair value on the consolidated statement of financial position. The Company has classified each financial instrument into one of the following categories: fair value through profit or loss (assets and liabilities), loans and receivables, financial assets available-for-sale, financial assets held–to-maturity, and other financial liabilities. Subsequent measurement of financial instruments is based on their classification.

(i)	Non-derivative financial instruments:

Non-derivative financial instruments comprise cash and cash equivalents, trade and other receivables, due from related parties, trade and other payables, due to related parties, due to investors, promissory notes and convertible notes. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below:

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)

3.	SIGNIFICANT ACCOUNTING POLICIES

Financial assets at fair value through profit or loss:

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company's risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Company has classified cash and cash equivalents at fair value through profit or loss.

Compound Instruments:

Compound instruments, such as convertible notes, are separated into their liability and equity components using the effective interest method. The liability component accretes up to the principal balance at maturity. The equity component will be reclassified to share capital upon conversion. Any balance in equity that remains after the settlement of the liability is transferred to contributed surplus. The equity portion is recognized net of deferred taxes and deferred issue costs.

Other:

Other non-derivative financial instruments, such as trade and other receivables, due from related parties, trade and other payables, due to related parties, due to investors and promissory notes are measured at amortized cost using the effective interest method, less any impairment losses.

(ii)	Derivative financial instruments:

The Company evaluates all financial instruments for freestanding and embedded derivatives. Warrants and options do not have readily determinable fair values and therefore require significant management judgment and estimation. The Company uses the Black-Scholes pricing model to estimate the fair value of warrants at the end of each reporting period. Inputs into the Black-Scholes pricing model require estimates, including such items as estimated volatility of the Company's stock and the estimated life of the financial instruments being fair valued.

The warrants issued in currencies other than the functional currency are considered derivative liabilities as the warrants are convertible into CAD denominated common shares at a United States dollar ("USD") exercise price. As a result, the Company recognizes the fair values of the derivative components at the date of issuance, with the remainder of the proceeds attributed to share capital. The derivative liability is marked-to-market at each reporting date using the Black-Scholes pricing model to estimate the fair value. Movement in the fair value of the derivative liability are charged to profit or loss during the financial period in which they are incurred.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(iii)	Share capital:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(d)	Cash and cash equivalents

Cash includes cash on hand and cash at banks. Cash equivalents include short term deposits held in money market funds with original maturities of less than three months and that are not subject to any risk of change in value.

(e)	Trade and other receivables

Trade and other receivables, except for taxes prepaid and advances to suppliers, are initially recognized at fair value and subsequently accounted at amortized cost using the effective interest method less provision for impairment of such receivables. Taxes prepaid and advances to suppliers are accounted for at actually paid amounts. A provision for impairment of trade and other receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. An allowance is made for all receivables outstanding in excess of 90 days. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the provision is recognized in profit or loss. The primary factors that the Company considers whether a receivable is impaired is its overdue status.

(f)	Property and equipment

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost is determined as the expenditure directly attributable to the asset at acquisition, only when it is probable that future economic benefits will flow to the Company and the cost can be reliably measured. When an asset is disposed of, its carrying cost is derecognized. All repairs and maintenance costs are charged to profit or loss during the financial period in which they are incurred.

Depreciation over the estimated useful life of assets is provided on the following bases and annual rates:

Type	Method	Rate
Office Equipment	Straight line	5 years
Upgrader	Straight line	15 years
Crystal Sea Test Unit	Straight line	15 years

The Company allocates the amount initially recognized in respect of an item of property and equipment to its significant components and depreciates separately each such component, where applicable. The estimated residual value and useful lives of the property and equipment are reviewed at the end of each reporting period and adjusted if required.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The gains or losses on disposal of an item of property or equipment are determined by comparing the proceeds from disposal with the carrying amount of the property and equipment and are included in profit or loss.

(g)	Intangible assets

Intangible assets acquired outside business combinations are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated depreciation and any accumulated impairment losses. Internally generated intangible assets are not capitalized and the expenditure is reflected in profit or loss.

Intangible assets resulting from an acquisition are recorded at fair value. Fair value is estimated by management based on the expected discounted future cash flows associated with the intangible asset. Intangible assets with a finite life are amortized over the estimated useful life and intangible assets with an indefinite life are not subject to depreciation. Intangible assets are tested for impairment at each reporting period. Any impairment is identified by comparing the fair value of the intangible asset to its carrying value. Any excess of the carrying value of the intangible asset over the implied fair value is the impairment amount and will be charged to profit or loss in the period of the impairment.

Patents and technology rights are recorded at cost and are amortized at 10% on a declining-balance basis.

(h)	Impairment of assets

(i)	Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and its recoverable amount.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ii)	Non-financial and intangible assets

The carrying amount of the Company's property and equipment and intangible assets with a finite useful life are assessed for impairment indicators at each reporting date to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the assets is estimated in order to determine the extent of the impairment loss, if any.

An impairment loss is recognized for the amount by which the assets carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's, or group of assets', estimated fair value less cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable independent cash inflows (a cash generating unit or "CGU").

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but limited to the carrying value that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss

Assets that have an indefinite useful life and goodwill are not subject to depreciation and are tested for impairment at each reporting date and when there is an indication of potential impairment. Impairment of goodwill is not reversed.

(i)	Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event that can be estimated with reasonable certainty and are measured at the amount that the Company would rationally pay to be relieved of the present obligation. To the extent that provisions are estimated using a present value technique, such amounts are determined by discounting the expected future cash flows at a risk-free pre-tax rate and adjusting the liability for the risks specific to the liability.

(j)	Trade and other payables
Trade and other payables are accrued when the counterparty performed its obligations under the contract. Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(k)	Operating leases
Where the Company is a lessee in a lease which does not transfer substantially all the risks and rewards incidental to ownership from the lessor, the total lease payments are charged to profit or loss on a straight-line basis over the term of the lease.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)
3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(m)	Finance income and expenses

Finance expenses include interest expense on financial liabilities, accretion expense on convertible notes, and foreign exchange losses. Interest expense is recognized as amounts accrued in the consolidated statement of loss using the effective interest rate method.

Foreign currency gains and losses, reported under finance income and expenses, are reported on a net basis.

(n)	Share-based payments

The Company grants options to purchase common shares to employees, directors, and consultants under its stock option plan. Share-based payments to these individuals are measured at the fair value of the options issued and amortized over the vesting periods. The amount recognized as a share-based payment expense during a reporting period is adjusted to reflect the number of awards expected to vest. The offset to this recorded cost is to contributed surplus. A forfeiture rate is estimated on the grant date and is subsequently adjusted to reflect the actual number of options that vest. At the time of exercise, the consideration and related contributed surplus recognized to the exercise date are credited to share capital.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)
3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Per share amounts

Basic earnings (loss) per share is calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as stock options and warrants. The calculation assumes the proceeds on exercise of options are used to repurchase shares at the current market price. All options and warrants are anti-dilutive when the Company is in a loss position.

(p)	Segment reporting

The Company specializes in two technologies: proprietary upgrader technology for use in the oil industry and technology in oil and water separation systems. Substantially all of the Company's operations and assets are in Canada and are focused on development and commercialization of both technologies, which are currently considered one industry and reportable operating segment.

(q)	New accounting standards:

(i)	Amendments to IAS 1 Presentation of Items of Other Comprehensive Income

The amendments to IAS 1 require the company to group other comprehensive income ("OCI") items by those that will be reclassified subsequently to earnings and those that will not. The amendments to IAS 1 had no impact on the consolidated financial statements.

(ii)	Application of new and revised IFRS on consolidation, joint arrangements, associates and disclosures

The company has adopted the requirements of IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities as well as the consequential amendments to IAS 27 (as revised in 2011) Separate Financial Statements and IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures in the current period.

The impact of the application of these standards is set out below.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Impact of the application of IFRS 10

As a result of the adoption of IFRS 10, the company has changed its accounting policies with respect to determining whether it has control over and consequently consolidates its investees. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. In accordance with the transitional provisions of IFRS 10, the company has re-assessed the control conclusion for its investees at January 1, 2013 and concluded that the new standard does not change its previous conclusion.

(ii)	Impact of the application of IFRS 11

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified. The application of IFRS 11 has no impact on the consolidated financial statements as the company has no interests in joint arrangements.

(iii)	Impact of the application of IFRS 12

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. The application of IFRS 12 has not resulted in additional disclosures in the consolidated financial statements.

(iii)	Application of IFRS 13 Fair Value Measurement

The Company has applied the requirements of IFRS 13 Fair Value Measurement in the current period. IFRS 13 improves consistency and reduces complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The application of IFRS 13 has not resulted in a change in fair value measurement and no additional disclosures in the consolidated financial statements.

(iv)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2015, and have not been applied in preparing these consolidated financial statements. The Company intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning January 1, 2016. The Company does not expect the amendments to have a material impact on the financial statements.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)
4.	DETERMINATION OF FAIR VALUES

A number of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability. The Company is required to classify fair value measurements using a hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value hierarchy is as follows:
▪	Level 1 – quoted prices in active markets for identical assets or liabilities;
▪	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and,
▪	Level 3 – inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents have been measured using level 1 inputs. The derivative liability has been measured using level 3 inputs.

(a)	Current assets and current liabilities

The fair value of cash and cash equivalents, trade and other receivables, trade and other payables, due to investors, promissory notes and amounts due to/from related parties is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. At December 31, 2015 and December 31, 2014, the fair value of these balances approximated their carrying value due to their short term to maturity.

(b)	Convertible notes

The carrying value of convertible notes includes the liability component and the equity component related to the conversion feature of the debentures. The liability component is recognized at its fair value on the date of issuance based on the discounted present value of future cash flows, with the remainder of the proceeds attributed to the equity component.

Subsequent to issuance, the liability component is accreted up to face value using the effective interest method.

(c)	Stock options and warrants

The fair values of stock options and warrants are measured using the Black-Scholes pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected forfeiture rate (based on historic forfeitures), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)
5. RELATED PARTY TRANSACTIONS

	December 31 2015	December 31 2014

Due from related parties	$430,302	$262,494
Due to related parties	(126,025)	(83,235)
	$304,277	$179,259

6. PROPERTY AND EQUIPMENT
Cost or deemed cost	Land	Office Equipment	Upgrader	Crystal Sea Test Unit	Total
As at December 31, 2013	54,060	283,249	2,983,455	197,795	3,518,559
Additions	-	-	-	-	-
As at December 31, 2014	$54,060	$283,249	$2,983,455	$197,795	$3,518,559
Additions	-	40,164	-	-	40,164
As at December 31, 2015	$54,060	$323,413	$2,983,455	$197,795	$3,558,723

Accumulated depreciation and impairment
As at December 31, 2013	-	283,249	2,946,452	197,795	3,427,571
Depreciation	-	-	13,424	-	13,424
Impairment		-	-	-	-
As at December 31, 2014	-	283,249	2,959,951	197,795	3,440,995
Depreciation	-	871	5,062	-	5,933
Impairment	-	-	-	-	-
As at December 31, 2015	-	284,120	2,965,013	197,795	3,446,928

Net book value
As at December 31, 2014	54,060	-	25,433	-	77,564
As at December 31, 2015	54,060	39,292	18,442	-	111,796

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)
7. INTANGIBLE ASSETS
	Technology Rights	Patents	Mineral Rights	Total
Cost of deemed cost
As at December 31, 2013	2,095,518	713,061	1,628,685	4,437,264
Additions	-	-	-	-
Impairment	-	-	-	-
As at December 31, 2014	$2,095,518	$713,061	$1,628,685	$4,437,264
Additions	-	-	-	-
Impairment	-	-	-	-
As at December 31, 2015	$2,095,518	$713,061	$1,628,685	$4,437,264

Accumulated amortization and impairment
As at December 31, 2013	2,095,518	656,324	1,628,685-	2,574,890
Amortization	-	5,674	-	11,033
Impairment	-	-	-	1,671,236
As at December 31, 2014	$2,095,518	$661,997	$1,628,685	$4,386,201
Amortization	-	5,675	-	5,675
Impairment	-	-	-	-
As at December 31, 2015	$2,095,518	$667,672	$1,628,685	$4,391,876

Net book value
As at December 31, 2014	$-	$51,064	$-	$51,034
As at December 31, 2015	$-	$45,389	$-	$45,389

During 2013, the Company incurred an impairment loss of $Nil (2012 - $856,412) and $42,551 (2012 - $143,588) on technology rights and patents due to a lack of probable cash inflows before approaching expiry dates.

During 2013, the Company incurred an impairment loss of $1,628,685 on the mineral rights. The mineral rights are considered fully impaired due to the absence of estimated future cash flows to recover the investment. The development of the mineral rights require significant capital outlays and due to the state of the Company's financial position it currently has no future plan to develop or dispose of the mineral rights.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)

8. PROMISSORY NOTES

As at December 31, 2015, there are three outstanding promissory notes which are past due. The terms of these promissory notes are as follows:

	Principal	Interest rate	Accumulated interest	Ending balance
Promissory note 1	$51,759	-	$Nil	$51,759
Promissory note 2	US$25,000	12%	US$8,094	$35,414
Promissory note 3	$15,686	12%	$1,984	$17,630

A continuity schedule of the promissory notes are as follows:
Balance, December 31, 2013	$104,803
Interest	5,775
Addition	-
Repayment	-
Foreign exchange	(5,775)
Balance, December 31, 2014	$104,803
Interest	5,775
Addition	-
Repayment	-
Foreign exchange	(5,775)
Balance, December 31, 2015	$104,803

9. CONVERTIBLE NOTES
	Series A	Series E	Series F	Total

Balance, December 31, 2013	$152,313	$2,263,018	$-	$2,415,331
Accretion	18,868	-	-	18,868
Partial conversions	-	(315,000)	-	(315,000)
Interest accrued	-	-	-	47,945
Balance, December 31, 2014	$171,181	$1,948,018	$-	$2,167,144
Interest accrued	999	-	-	999
Series A converted to series F	(172,180)	-	172,180	-
Interest accrued	-	-	17,869	17,869
Balance, December 31, 2015	$-	$1,948,018	$190,049	$2,186,012

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)
9. CONVERTIBLE NOTES (Continued)

Series A

The series A convertible notes are non-interest bearing and had an original maturity date of December 23, 2014. The Company continued to record accretion at the original effective interest rate of 12% up to the maturity date. The notes were convertible at the holder's option, into common shares of the Company at a rate of $0.44 per share at any time prior to maturity. The convertible notes could also be converted at the Company's option if the Company's common share trading price exceeds $1.55 per share for 30 consecutive trading days during the term of the note. On January 1, 2015 the entire outstanding balance of the Series A notes was converted into series F convertible notes.

Series E

The series E convertible notes carry interest at 12% per annum, accrued semi-annually, and are convertible into common shares of the Company at the option of the holder. The outstanding principal balance at December 31, 2015 is $912,356 (2013 - $1,227,356) and the difference between the principal and book value represents accrued interest. Interest accruing in 2014 has been classified as accounts payable and accrued expenses. Prior to the 2014 fiscal year, accrued interest was added to the note account balance. Approximately 89% of the amount is due to companies controlled by the Chairman and CEO. The notes had an original maturity date of October 6, 2009 and a current conversion price of $0.015 per share. The maturity date was extended to October 6, 2010 and then again to October 6, 2011.

Series F

The series F convertible notes carry interest at 12% per annum, accrued semi-annually, and are convertible into common shares of the Company at the option of the holder at a conversion price of CAD $0..015 per share. In the event that the Company's common shares trade at a price equal to or greater than CAD $1.40 per share, the Company may elect to cause the conversion of outstanding principal into shares of its common stock at the conversion price. The outstanding principal balance at December 31, 2015 is $172,180 and the difference between the principal and book value represents accrued interest.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)

10. SHARE CAPITAL

(a)	Authorized
Unlimited number of common shares without par value
10,000,000 Class A Preferred shares, issuable in series, none of which are outstanding

(b)	Issued and outstanding common shares

	Number	Amount
Balance, December 31, 2012	350,456,719	$58,276,791

Private placements (i), (ii), (iii)	30,752,115	918,127
Share issue expenses	-	(15,096)
Balance, December 31, 2013	381,208,834	$59,179,822

Private placements (iv	24,142,668	360,650
Share issue expenses	-	-
Balance, December 31, 2014	405,351,502	$59,540,472

(i)	In February 2013, the company closed a private placement that raised $408,947 and issued 6,815,783 common shares at $0.06 per common shares. No warrants were issued and the full amount was allocated to share capital.

(i)	In March 2013, the Company closed a private placement that raised $200,180 and issued 3,336,333 common shares at $0.06 per common share. No warrants were issued and the full amount was allocated to share capital.

(ii)	In November 2013, a private placement was completed. The Company issued a total of 20,599,999 shares at $0.015 per common shares. 17,366,574 shares were issued for cash consideration of $260,499 and 3,233,425 shares were issued to two individuals for consulting services provided to the Company in the amount of $48,501. The attached warrants are exercisable at US$0.05 with a 5 year term and the estimated fair value of $386,758 was recorded as a debit to contributed surplus and a credit to the derivative liabilities.

(iii)	In March 2014 the Company issued 3,042,668 shares of common stock at $0.015 CAD per share for total gross proceeds of $45,650, and granted 3,042,668 warrants with a strike price of $0.05 CAD in connection with the share issuance.

(iv)	In March 2014 the Company issued 21,100,000 shares of common stock at a price of $0.015 USD per share to settle $316,500 in debt as part of shares for debt settlement agreements with various parties for consulting services performed.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)

10. SHARE CAPITAL (CONTINUED)

The warrants issued in US dollars represented a derivative financial instrument recognized at fair value on the date of issuance with the remainder of the proceeds attributed to the derivative liability.

As at December 31, 2015, the derivative component was determined to be $592,238 (2014 - $629,610). The fair value adjustment on derivative liability was a gain of $37,372 (2014 – loss of $88,413) which represents the movement in the fair value of the derivative liability during the period plus the net issuance/exercise of warrants of $-0- in 2015 and 2014.

The fair value of warrants issued during 2015 and 2014 were estimated on the dates of grant using the Black-Scholes pricing model based on the following assumptions:

	2015	2014
Volatility	171%	196%
Expected life	5 years	5 years
Risk-free rate	1.74%	1.74%
Dividend yield	-	-
Weighted average fair value	$0.02	$0.02

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)
11. SHARE-BASED PAYMENTS

The Company has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the Board of Directors when the option is granted, but the term cannot exceed 10 years. The maximum number of shares that may be reserved for issuance under the plan is fixed at 69,819,579 (2014 – 69,819,579). The maximum number of shares that may be optioned to any one person is 5% of the shares outstanding at the date of the grant. A continuity of stock options is as follows:

	Number of Options	Weighted-Average Exercise Price
Balance, December 31, 2013	57,218,700	0.16
Granted	-	-
Expired	-	-
Cancelled	-	-
Balance, December 31, 2014	57,218,700	0.16
Granted	-	-
Expired	-	-
Cancelled	-	-
Balance, December 31, 2015	57,218,700	0.16

The following is a summary of options outstanding and exercisable as at December 31, 2015:

	Outstanding			Exercisable
Range	Number of Options Outstanding	Remaining Contractual Life	Weighted Average Exercise Price	Number of Options Vested	Remaining Contractual Life	Weighted Average Exercise Price
$0.00 to $0.10	11,850,200	4.20	0.08	11,850,200	4.20	0.08
$0.11 to $0.20	34,768,500	1.30	0.15	34,768,500	1.30	0.15
$0.21 to $0.30	10,600,000	1.44	0.26	10,600,000	1.44	0.26
	57,218,700	1.93	0.16	57,218,700	1.93	0.16

During 2013, the Company recognized $415,387 (2012 – $55,550) of share-based payment compensation. All of the options issued during 2013 vested immediately and expire within 5 years. Included in this amount, $48,501 relates to shares issued to two individuals for the consulting services provided to the Company.

The fair value of stock options granted during 2014 and 2013 was estimated on the dates of grant using the Black-Scholes pricing model based on the following assumptions:
	2015	2014
Volatility	127% - 158%	131% - 171%
Expected life	1 - 4 Years	2 - 5 years
Risk-free rate	1.17% - 1.78%	1.17% - 1.78%
Dividend yield	-	-
Forfeiture rate	0%	0%
Weighted average fair value	$0.03	$0.03

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)
12. WARRANTS

A summary of the changes in share purchase warrants outstanding and exercisable at the end of the period is as follows:

C$ Warrants
	Number of C$ Warrants	Weighted-Average Exercise Price
Balance, December 31, 2013	21,891,718	$	C0.10
Issued	3,042,668		0.015
Balance, December 31, 2014	24,934,386	$	C0.09
Issued	-		-
Balance, December 31, 2015	24,934,386	$	C0.09

US $ Warrants
	Number of US$ Warrants	Weighted-Average Exercise Price
Balance, December 31, 2013	28,743,206	US$0.07
Issued	-	-
Expired	-	-
Balance, December 31, 2014	28,743,206	US$0.07
Issued	-	-
Expired	-	-
Balance, December 31, 2015	28,743,206	US$0.07

The following is a summary of C$ warrants outstanding and exercisable as at December 31, 2015:

Range of Exercise Prices		Total Number of Warrants	Weighted-Average Exercise Price		Remaining Contractual Life (Years)
$	C0.00 to $0.79	24,934,386	$	C0.09	2.25

The following is a summary of US$ warrants outstanding and exercisable as at December 31, 2015:

Range of Exercise Prices		Total Number of Warrants	Weighted-Average Exercise Price	Remaining Contractual Life (Years)
$	US0.00 to $0.05	20,599,999	US$0.05	2.90
$	US0.06 to $0.10	5,143,207	US$0.10	0.90
Over US$0.11		3,000,000	US$0.20	0.67
		28,743,206	US$0.07	2.31

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)
13. LOSS PER SHARE

Basic loss per share is calculated as follows:
	Years ended December 31
	2015	2014
Net income (loss) for the period	$840,217	$(537,693)
Weighted average number of shares – basic and diluted:	406,452,146	393,280,168
Income (loss) per share – basic and diluted:	$0.01	$(0.00)

The effect of warrants and options is anti-dilutive in loss periods.

14. CONTRIBUTED SURPLUS

Balance, December 31, 2013	$23,550,742
Stock-based compensation (Note 11)	-
Warrants issued (Note 10)	(277,406)
FMV adjustment on debt share conversion price (Note 9)	-
Balance, December 31, 2014	$23,273,432
Stock-based compensation (Note 11)	-
Warrants issued (Note 10)	-
FMV adjustment on debt share conversion price (Note 9)	-
Balance, December 31, 2015	$23,273,432

15. FINANCE EXPENSE
	Years ended December 31
	2015	2014

Interest on convertible notes	$163,874	$149,096
Accretion of convertible notes	18,868	18,868
Premium on converted notes	5,872	-
	$188,614	$167,963

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)
16. TAXES

The provision for taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The provision for taxes differs from that computed using combined Canadian federal and provincial statutory corporate tax rates as follows:

	2015	2014
Income (loss) before income taxes	$840,217	$(537,693)
Expected (recovery) expense at statutory tax rate of 25% (2014 – 25%)	210,054	(143,423)
Non-deductible derivative liability fair value adjustment	9,328	(22,103)
Gain on expiration of debt	-	-
Change in unrecognized deferred tax assets	(219,382)	165,526
	$-	$-

The tax effects on major temporary differences that give rise to the deferred tax asset are as follows:

	December 31 2015	December 31 2014
Tax losses available for carry forward	$12,168,800	$12,168,800
Long-term assets	1,014,000	1,014,000
Share issuance and financing costs	6,900	6,900
Convertible debenture	(200)	(200)
Unrecognized deferred tax assets	(13,189,500)	(13,189,500)
	$-	$-

The Company has incurred estimated losses in its Canadian and United States operations of approximately $38,548,392 for tax purposes which are available to reduce future taxable income and which expire in various amounts from 2016 to 2035. Such benefits will be recorded as an adjustment to the tax provision in the year realized.

The loss carryforwards relating to Canadian operations are as follows:

2026	$9,342,800
2027	5,332,167
2028	8,841,143
2029	2,527,677
2030	2,483,948
2031	4,140,472
2032	3,566,495
2033	2,032,534
2034	177,526
2035	166,630
$38,548,392

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(amounts in Canadian dollars, unless indicated otherwise)

17.	SUBSEQUENT EVENTS

The Company's management reviewed all material events through the date of this report and there are no material subsequent events to report.